

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

Re: Greenpro Capital Corp.
Amendment No. 6 to Registration Statement on Form S-3
Filed January 5, 2022
File No. 333-258441

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-3

Our Business, page 1

1.   We note your disclosure on the cover page; however, please also disclose in the prospectus summary each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

2.   Throughout the prospectus summary, please provide specific cross-references to the detailed risk factors.

3.   Update your summary of risk factors to include the risk that the Chinese government may intervene or influence your operations at any time. In addition, please specifically cross-reference the section of your risk factors entitled "Risks Related to Doing Business in Hong Kong and China."

Risk Factors, page 9

4.   Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

5.   Expand your disclosure to address whether the PCAOB is able to inspect the audit workpapers of the company's China subsidiaries and the implications to the company.

You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal Branch Chief, at 202-551-3453 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin A. Tan